FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 11, 2003

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Index to Material Change Reports

1.

Material Change Report

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the "Company")

1500 - 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 9, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on February 9, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company has signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase for approximately $35 million 92.014% of the voting shares of Compania Minera Argentum S.A. ("Argentum"). Argentum will acquire, through a split- off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing assets ("Morococha").

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, Canada - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce it has signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase for approximately $35 million 92.014% of the voting shares of Compania Minera Argentum S.A. ("Argentum"). Argentum will acquire, through a split- off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units and related infrastructure and processing assets ("Morococha"). Morococha is located in central Peru 150 km northeast of Lima. Historically, the operation has produced approximately 3.5 million ounces of silver annually, together with significant amounts of byproduct zinc, copper and lead, at a cash cost, net of by-product credits, of below $3 per ounce of silver. Morococha is located only 80 km from Pan American's 4.5 million ounce/year Huaron silver mine, which is also an underground vein mine producing silver-bearing concentrates.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Morococha hosts a very large and prolific network of veins and replacement bodies within a mineral rights package covering 6,648 hectares of historically productive and highly prospective concessions. The mine has proven and probable reserves of 9.2 million ounces of silver, measured and indicated resources of 5.7 million ounces of silver, and inferred resources of 40 million ounces of silver.*

The addition of Morococha is immediately accretive to Pan American's silver production, cash flow and earnings per share, and will reduce the Company's consolidated cash and total operating costs per ounce of silver produced. The new production will increase the Company's 2004 silver production forecast from 10.1 million ounces to 13 million ounces and will reduce forecast cash costs to below $3.50/oz, bringing anticipated total costs to less than $4/oz for the year. The acquisition will increase Pan American's annual Peruvian silver production to over 10 million ounces and will allow many administrative synergies with the Company's other two Peruvian underground mines and its Lima administrative office.

Based on an extensive technical due diligence review, Pan American plans to carry out stepped-up mine development and mill upgrades to enable sustained long-term production averaging 3.9 million ounces of silver annually at a cash cost of below $2.50 per ounce.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of February, 2004.

"Signed"

Brenda Radies Vice President, Corporate Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: February 11, 2004